Exhibit 21

Legal Name of Subsidiary	Place of Organization
Stem Cell Sciences Holdings Limited	Private limited company registered in U.K. (Reg. No. SC 247746)
Stem Cells Sciences (UK) Limited	Private limited company registered in Scotland (Reg. No. SC 209852)
StemCells California, Inc.	California corporation